# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JEFFS' BRANDS LTD, CIK 0001885408
CUSIP: M61472136
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Address of issuer's principal executive offices: 7 MEZADA STREET, BNEI BRAK, Israel (L3), 5126112
Date of event which requires filing of this statement: 02/18/2024
Filed by CIK 0001618500
Persons authorized to receive notices and communications: Xylo Technologies Ltd., 10 Hanechoshet Street,, Tel Aviv, Israel (L3), 6971072, 972-73-370-4691

## Reporting persons
- Xylo Technologies Ltd. (CIK 0001618500): type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; source of funds: working capital (WC); sole voting power 31,892; shared voting power 0; sole dispositive power 31,892; shared dispositive power 0; aggregate amount beneficially owned 37,176 (2.16% of the class)
  Comment: (1) Consists of (a) 31,892 Ordinary Shares of Common stock of the issuer held directly by Xylo Technologies Ltd ("Xylo") and (b) 5,284 warrants to purchase ordinary shares of the Issuer held by Xylo.
  
  (2) Based on 1,715,817 Ordinary Shares issued and outstanding as of December 31, 2024, based on information received from the Issuer.

## Item 1. Security and Issuer
Title of class of securities: ORDINARY SHARES, NO PAR VALUE PER SHARE
Name of issuer: JEFFS' BRANDS LTD
Comment: This Amendment No. 1 ("Amendment No. 1") amends and supplements the original Schedule 13D filed with the SEC on September 13, 2022 (the "Original Schedule 13D") relating to the ordinary shares, no par value per share (the "Ordinary Shares"), of Jeffs' Brands Ltd, a company incorporated under the laws of the State of Israel (the "Issuer"). Except as provided herein, all Items of the Original Schedule 13D remain unchanged and this Amendment No. 1 does not modify any information previously reported on the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 31,892 Ordinary Shares, representing approximately 1.86% of the outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person may be deemed to hold sole voting and dispositive power over 34,534 Ordinary Shares of the Issuer consisting of (i) 31,892 Ordinary Shares, and (ii) warrants to purchase up to 5,284 Ordinary Shares exercisable within 60 days of August 30, 2022.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Ordinary Shares during the past 60 days, except as set forth in Item 4, which is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 7, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of Common Stock

## Signatures
- Xylo Technologies Ltd.: /s/ Tali Dinar, Tali Dinar/Chief Financial Officer (02/18/2025)